Exhibit 12.1

VISANT HOLDING CORP. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before income taxes	$77,020	$72,869	$54,089	$28,172	$(94,936)
Interest expense (excluding capitalized interest)	126,151	145,126	151,484	126,085	125,569
Portion of rent expense under long-term operating leases representative of an interest factor	2,588	2,402	2,109	2,056	2,356

Total earnings	$205,759	$220,397	$207,682	$156,313	$32,989

Fixed charges
Interest expense (including capitalized interest)	$126,151	$145,126	$151,484	$126,085	$125,569
Portion of rent expense under long-term operating leases representative of an interest factor	2,588	2,402	2,109	2,056	2,356

Total fixed charges	$128,739	$147,528	$153,593	$128,141	$127,925

Ratio of earnings to fixed charges (1)	1.6x	1.5x	1.4x	1.2x	—

(1)	For 2004 earnings did not cover fixed charges by $94.9 million.

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before income taxes	$141,695	$127,907	$98,027	$46,348	$(78,603)
Interest expense (excluding capitalized interest)	70,007	91,303	107,871	108,040	109,079
Portion of rent expense under long-term operating leases representative of an interest factor	2,588	2,402	2,109	2,056	2,356

Total earnings	$214,290	$221,612	$208,007	$156,444	$32,832

Fixed charges
Interest expense (including capitalized interest)	$70,007	$91,303	$107,871	$108,040	$109,079
Portion of rent expense under long-term operating leases representative of an interest factor	2,588	2,402	2,109	2,056	2,356

Total fixed charges	$72,595	$93,705	$109,980	$110,096	$111,435

Ratio of earnings to fixed charges (1)	3.0x	2.4x	1.9x	1.4x	—

(1)	For 2004 earnings did not cover fixed charges by $78.6 million.